SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 8, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K the Interim Consolidated Financial Statements for the six month period ended June 30, 2006.

STATUTORY AUDITORS’ REVIEW REPORT ON INTERIM FINANCIAL INFORMATION FOR 2006

This is a free translation into English of the Statutory Auditors’ review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of GROUPE DANONE

In our capacity of Statutory Auditors and in accordance with the requirements of article L.232-7 of the French Commercial Code (Code de commerce):

- we have reviewed the accompanying condensed interim consolidated financial statements of GROUPE DANONE for the period from January 1 to June 30, 2006, and

- we have verified the information given in the interim management report.

These condensed interim consolidated financial statements are the responsibility of the Board of Directors. Our role is to report our conclusions on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that all material matters have been identified. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34, standard of the IFRS as adopted by the European Union applicable to interim financial reporting.

In accordance with professional standards applicable in France, we have also verified the information given in the interim management report accompanying the condensed interim consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed interim consolidated financial statements.

Neuilly-sur-Seine and Paris, August 2nd ,2006

The Statutory Auditors

(French original signed by)

PricewaterhouseCoopers Audit		Mazars & Guérard

Eric Bulle	Olivier Lotz	Thierry Colin	Dominique Muller

GROUPE DANONE

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

GROUPE DANONE’S HALF YEAR MANAGEMENT REPORT – JUNE 2006

During the first half of 2006, Groupe Danone achieved very strong sales growth at constant exchange rates and scope of consolidation, leading to an increase in its profitability.

Net Sales

For the six months ended June 30, 2006, Groupe Danone’s consolidated net sales amounted to € 7,217 million, showing a 12.1% increase compared to the six months ended June 30, 2005.

This 12.1% increase included a 9.0% increase at constant exchange rates and scope of consolidation, a 0.8% increase arising from the effect of changes in the scope of consolidation, and a 2.3% positive foreign currency translation impact.

Changes in the scope of consolidation mainly came from the full consolidation of Al Safi (Fresh Dairy Products – Saudi Arabia) as from June 30, 2005 and the deconsolidation of Griffins (Biscuits – New Zealand), a subsidiary that was sold in May 2006.

The 9.0% growth in net sales at constant exchange rates and scope of consolidation was due to a 6.8% positive volume effect and a 2.2% positive price effect.

Business Lines and Geographic Areas (at constant exchange rates and scope of consolidation)

Fresh Dairy Products Division continued to show a strong performance with a 9.0% rise in net sales.

A significant 12.1% increase in net sales was also achieved by the Beverages Division.

Net sales increased by 3.9% in the Biscuits Division.

At constant exchange rates and scope of consolidation, Europe, Asia and the Rest of the World reported growth in net sales of 4.5%, 17.8% and 16.0%, respectively.

Trading Operating Income

Groupe Danone’s trading operating income amounted to € 972 million in the first half of 2006, showing a 13.4% increase compared to the first half of 2005.

Groupe Danone’s trading operating margin was up 30 basis points at constant exchange rates and scope of consolidation, from 13.31% in the first half of 2005 to 13.46% in the first half of 2006.

Net Income

The following table shows a reconciliation between Groupe Danone’s net income attributable to the Group (€ 704 million in the first half of 2006 compared to € 346 million in the first half of 2005) and Groupe Danone’s underlying net income attributable to the Group (€ 614 million in the first half of 2006 compared to € 502 million in the first half of 2005, showing a 22.3% increase):

(In millions of euro)	Six months ended June 30, 2006	Six months ended June 30, 2005
Net income attributable to the Group	704	346
- Non-current net income from continuing operations	67	179
- Net income from discontinued operations	(157)	(23)

Underlying net income from continuing operations	614	502

In the first half of 2006, the line item “Non-current net income from continuing operations” mainly comprised the profit on disposal of Griffins, net of the € 130 million charge recorded in relation to the Group’s shareholding in The Danone Springs of Eden, BV (HOD – Europe). In the first half of 2005, this line item mainly comprised the € 200 million depreciation charge recorded in relation to the HOD activities in the United-States, which were disposed of in November 2005.

In the first half of 2006, the line item “Net income from discontinued operations” comprised the profit on disposal of the Sauces activities in Asia, which took place in January 2006. In the first half of 2005, this line item comprised the net income from the Sauces activities.

Diluted underlying earnings per share from continuing operations increased by 25.0%, from € 2.00 in the first half of 2005 to € 2.50 in the first half of 2006.

Financing – Balance sheet

In the first half of 2006, free cash flow (1) amounted to € 732 million (€ 509 million in the first half of 2005). It was negatively impacted by the € 130 million contribution made to insurance companies in relation to one of the Group’s defined benefit pension plans. This contribution was partly offset by the reception in May 2006 of accrued interests (approximately € 100 million) in relation to the loan granted to the holding company that acquired the Galbani cheese and cured meat activities.

Capital expenditure amounted to € 246 million in the first half of 2006 compared to € 228 million in the first half of 2005. In addition, cash flows provided by investing activities were positively impacted by (i) the cash received following the disposal of the Sauces activities in Asia and the disposal of Griffins, and (ii) the repayment of the € 208 million loan granted to the holding company that acquired Galbani.

During the first half of 2006, the Group invested € 394 million in share repurchases and received € 69 million from the disposal of treasury shares (through stock option plans).

Net debt (2) increased from € 3,572 million as of December 31, 2005 to € 3,411 million as of June 30, 2006.

(1)	Free cash flow corresponds to cash flows provided by operating activities (€ 960 million) less capital expenditure net of disposals (€ 228 million).
(2)	Net debt is defined as current and non-current financial liabilities less cash, cash equivalents and marketable securities.

Groupe Danone’s parent company unconsolidated financial information

In the first half of 2006, the parent company’s net sales and current income before tax amounted to € 79 million and € 166 million, respectively, compared to € 58 million and € 86 million, respectively, in the first half of 2005.

Future Prospects

The performance for the first half of 2006 was in line with internal objectives and allowed Groupe Danone to confirm its 2006 financial targets. At constant exchange rates and scope of consolidation, the target for net sales growth is expected to be in the +7% to +8% range, trading operating margin at constant exchange rate and scope of consolidation is targeted to increase by approximately 20 to 40 basis points, and underlying earnings per share are targeted to increase by approximately 15%.

GROUPE DANONE

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Year ended December 31, 2005
	2006	2005
	(In millions of euro)
Net sales	7,217	6,437	13,024
Cost of goods sold	(3,673)	(3,280)	(6,644)
Selling expenses	(1,898)	(1,657)	(3,331)
General and administrative expenses	(510)	(486)	(1,017)
Research and development expenses	(63)	(66)	(123)
Other (expense) income	(101)	(91)	(171)

Trading operating income	972	857	1,738

Other operating (expense) income	16	0	(32)

Operating income	988	857	1,706

Interest income	92	31	88
Interest expense	(110)	(98)	(189)

Cost of net debt	(18)	(67)	(101)

Other financial (expense) income	(11)	(17)	(9)

Income before tax	959	773	1,596

Income tax	(245)	(219)	(473)

Income from consolidated companies	714	554	1,123

Net income (loss) of affiliates	(64)	(133)	44

Net income from continuing operations	650	421	1,167
Net income from discontinued operations	157	23	504

Net income	807	444	1,671

- Attributable to the Group	704	346	1,464

- Attributable to minority interests	103	98	207

PER SHARE INFORMATION (in euro, except number of shares)

Number of shares used in calculating

- earnings per share	243,672,601	247,582,125	246,038,406
- diluted earnings per share	245,516,796	253,679,587	250,280,950
Earnings per share attributable to the Group	2.89	1.40	5.95
Diluted earnings per share attributable to the Group	2.87	1.38	5.87

GROUPE DANONE

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of December 31,
	2006	2005
	(In millions of euro)
ASSETS
Brand names	963	967
Other intangible assets, net	150	194
Goodwill, net	4,146	4,120

Intangible assets, net	5,259	5,281
Property, plant and equipment, net	2,816	2,944
Investments accounted for under the equity method	1,245	1,256
Investments in non-consolidated companies	383	263
Long-term loans	21	330
Other long-term assets	400	283
Deferred taxes	240	250

Non-current assets	10,364	10,607

Inventories	660	629
Trade accounts and notes receivable	1,838	1,503
Other accounts receivable and prepaid expenses	733	701
Short-term loans	58	53
Marketable securities	1,959	2,413
Cash and cash equivalents	693	576
Assets held for sale	-	243

Current assets	5,941	6,118

Total assets	16,305	16,725

LIABILITIES AND STOCKHOLDERS’ EQUITY
Capital stock	132	132
Additional paid-in capital	288	244
Retained earnings	6,032	5,728
Cumulative translation adjustments	37	258
Treasury stock	(1,466)	(1,149)
Net income recognized directly in equity	149	67

Stockholders’ equity attributable to the Group	5,172	5,280

Minority interests	283	341

Stockholders’ equity	5,455	5,621

Non-current financial liabilities	5,616	5,692
Retirement indemnities, pensions and post-retirement healthcare benefits	202	324
Deferred taxes	224	293
Other non-current liabilities	342	235

Stockholders’ equity and non-current liabilities	6,384	6,544

Trade accounts and notes payable	2,004	1,814
Accrued expenses and other current liabilities	2,015	1,843
Current financial liabilities	447	869
Liabilities held for sale	-	34

Current liabilities	4,466	4,560

Total liabilities and stockholders’ equity	16,305	16,725

GROUPE DANONE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year ended December 31, 2005
	2006	2005
	(In millions of euro)
Net income	704	346	1,464
Minority interests in net income of consolidated companies	103	98	207
Net income from discontinued operations	(157)	(23)	(504)
Net income (loss) from affiliates	64	133	(44)
Depreciation and amortization	241	232	478
Dividends received from affiliates	17	7	45
Other flows with impact on cash	(31)	-	-
Other flows with no impact on cash	11	24	70

Cash flows provided by operations	952	817	1,716
(Increase) decrease in inventories	(47)	(20)	(17)
(Increase) decrease in trade accounts receivable	(382)	(345)	(87)
Increase (decrease) in trade accounts payable	289	131	123
Changes in other working capital items	148	130	112

Net change in current working capital	8	(104)	131

Cash flows provided by operating activities	960	713	1,847

Capital expenditure	(246)	(228)	(607)
Purchase of businesses and other investments, net of cash and cash equivalents	(325)	(151)	(636)
Proceeds from the sale of businesses and other investments, net of cash and cash equivalents disposed of	384	247	1,659
(Increase) decrease in long-term loans and other long-term assets	66	(19)	(134)
Changes in cash and cash equivalents of discontinued operations	-	14	30

Cash flows provided by investing activities	(121)	(137)	312

Increase in capital and additional paid-in capital	48	57	61
Purchases of treasury stock (net of disposals)	(325)	(528)	(558)
Dividends	(590)	(472)	(489)
Increase (decrease) in non-current financial liabilities	22	(613)	(715)
Increase (decrease) in current financial liabilities	(300)	(30)	(191)
(Increase) decrease in marketable securities	445	1,090	(210)

Cash flows used in financing activities	(700)	(496)	(2,102)

Effect of exchange rate changes on cash and cash equivalents	(22)	8	53

Increase (decrease) in cash and cash equivalents	117	88	110

Cash and cash equivalents at beginning of period	576	466	466

Cash and cash equivalents at end of period	693	554	576

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Number of shares		In millions of euro
	Issued	Excluding treasury stock	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustments	Treasury stock	Net income recognized directly in equity	Stockholders’ equity - Group	Minority interests	Stockholders’ equity
As of December 31,2004	268,095,520	250,766,801	134	259	4,850	(97)	(918)	28	4,256	250	4,506

Translation adjustments						224			224	40	264
Unrealized gain (loss) on available-for-sale securities								(5)	(5)		(5)
Cash flow hedge								(13)	(13)		(13)
Net income recognized directly in equity						224		(18)	206	40	246
Net income for the six months ended June 30, 2005					346				346	98	444
Total recognized income and expense for the six months ended June 30, 2005					346	224		(18)	552	138	690
Capital stock issues	739,670	739,670	0	41					41	16	57
Capital stock reduction	(4,600,000)	(4,600,000)	(2)	(56)	(270)				(328)		(328)
Changes in treasury stock		(2,262,767)					(200)		(200)		(200)
Dividends paid					(334)				(334)	(138)	(472)
Changes in the scope of consolidation										(43)	(43)
Stock options					11				11		11
Put options granted to minority shareholders										52	52

As of June 30, 2005	264,235,190	244,643,704	132	244	4,603	127	(1,118)	10	3,998	275	4,273

As of December 31,2005	264,235,190	244 519 361	132	244	5,728	258	(1,149)	67	5,280	341	5,621

Translation adjustments						(221)			(221)	(29)	(250)
Unrealized gain (loss) on available-for-sale securities								71	71		71
Cash flow hedge								11	11		11
Net income recognized directly in equity						(221)		82	(139)	(29)	(168)
Net income for the six months ended June 30, 2006					704				704	103	807
Total recognized income and expense for the six months ended June 30, 2006					704	(221)		82	565	74	639
Capital stock issues	629,556	629,556	0	44					44	4	48
Capital stock reduction
Changes in treasury stock		(2,921,161)			3		(317)		(314)		(314)
Dividends paid					(415)				(415)	(175)	(590)
Changes in the scope of consolidation										(16)	(16)
Stock options					12				12		12
Put options granted to minority shareholders										57	57

As of June 30, 2006	264,864,746	242,227,756	132	288	6,032	37	(1,466)	149	5,172	283	5,455

Notes to the interim condensed consolidated financial statements

1. Accounting principles

The annual consolidated financial statements of GROUPE DANONE, its subsidiaries and affiliates (together, the “Group”) are prepared under International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

The Group’s consolidated financial statements as of and for the six-month period ended June 30, 2006 are prepared and presented in conformity with IAS 34 – Interim Financial Reporting, the standard of IFRS that relates to interim financial information. These interim financial statements being condensed, they do not include all the information required by IFRS for the preparation of annual financial statements. Therefore, they must be read in conjunction with the Group’s financial statements as of and for the year ended December 31, 2005. The accounting principles used for the preparation of these interim financial statements are the same as those used for the preparation of the financial statements as of and for the year ended December 31, 2005 (See note 1 to the consolidated financial statements as of and for the year ended December 31, 2005).

2- Changes in the scope of consolidation

Acquisitions

In the first half of 2006, the main acquisitions were the following:

-	Acquisition of an additional interest in Danone Djurdjura (Fresh Dairy Products – Algeria), bringing the Group’s shareholding from 51% to 100%;
-	Acquisition of an additional interest in Danone Romania (Fresh Dairy Products – Romania), bringing the Group’s shareholding from 65% to 100%;
-	Acquisition of a 100% interest in Tessala (Beverages – Algeria);
-	Acquisition of a 22.18% interest in Hui Yuan Juice Holdings Co (Beverages – China).

In the first half of 2005, the main acquisitions related to a 3.22% additional interest in Danone Asia, bringing the Group’s shareholding from 93.56% to 96.78%.

Disposals

In the first half of 2006, the main disposals were the following:

-

Sauces activities in Asia: the disposal of these activities in January 2006 generated a gain of approximately € 152 million. As the Group discontinued its Sauces activities, this gain is reflected under the line item “Net income from discontinued operations”;

-	Griffins (Biscuits – New Zealand): the disposal of this subsidiary, which was completed in May 2006, generated a net gain of approximately € 40 million;
-	Danone Waters of Canada (HOD – Canada): the disposal of this subsidiary, which was completed in June 2006, generated a net loss of approximately € 10 million.

In the first half of 2005, the main disposals related to Galletas Noël (Biscuits – Colombia) and Delta Dairy (Fresh Dairy Products – Greece), two companies that were accounted for under the equity method.

3- Discontinued operations / Assets and liabilities held for sale

Discontinued operations

Discontinued operations relate to the Group’s Sauces activities, which comprised the following entities: HP Foods (Europe), Lea and Perrins (United States), Amoy and Amoy Foods (Asia). In January 2006, the Group finalized its divestment from these activities by selling its Sauces activities in Asia. This disposal generated a gain of approximately € 152 million. This gain is reflected on the line item “Net income from discontinued operations” in the consolidated statement of income.

The following table details the statements of income of the Sauces activities, which were discontinued as of June 30, 2006:

	Six months ended		Year ended December 31, 2005
	June 30, 2006	June 30, 2005
	(In millions of euro)
Net sales	-	154	219
Cost of goods sold	-	(75)	(111)
Selling expenses	-	(32)	(47)
General and administrative expenses	-	(10)	(15)
Research and development expenses	-	(1)	(2)
Other (expense) income	-	(2)	(2)
Trading operating income	-	33	42
Other operating (expense) income	157	-	473
Operating income	157	33	515
Income tax	-	(10)	(11)

Net income from discontinued operations	157	23	504

The following table details the statement of cash flows of the Sauces activities, which were discontinued as of June 30, 2006:

	Six months ended		Year ended December 31, 2005
	June 30, 2006	June 30, 2005
	(In millions of euro)
Net income	157	23	504
Depreciation and amortization	-	3	4
Other changes	(157)	(2)	(475)
Cash flows provided by operations	-	24	33
(Increase) decrease in inventories	-	0	1
(Increase) decrease in trade accounts receivable	-	(1)	(1)
Increase (decrease) in trade accounts payable	-	2	6
Other changes	-	(8)	(5)

Net change in current working capital	-	(7)	1
Cash flows provided by operating activities	-	17	34
Capital expenditure	-	(3)	(4)
Net change in loans	-	0	0
Cash flows used by investing activities	-	(3)	(4)

Increase in cash and cash equivalents	-	14	30

As of December 31, 2005, the assets and liabilities of the Sauces activities in Asia amounted to € 64 million and € 21 million, respectively. They were reflected on the line items “Assets held for sale” and “Liabilities held for sale” in the consolidated balance sheet.

Other assets and liabilities held for sale

As of December 31, 2005, the Group was in the process of disposing of its investment in Griffins (Biscuits – New Zealand). Consequently, the assets and liabilities of this subsidiary were reflected on the line items “Assets held for sale” and “Liabilities held for sale” in the amounts of € 179 million and € 13 million, respectively. The disposal of Griffins was finalized in May 2006 (See Note 2).

4- Impairment reviews

The net book value of goodwill, brands, other intangible assets and investments accounted for under the equity method is reviewed annually and when certain events or circumstances indicate that their value may be impaired. These events or circumstances are linked to significant, unfavorable and durable changes that have an impact on the economic environment, the assumptions or targets set at the time of acquisition. An impairment charge is recorded when the recoverable value of the assets tested becomes permanently lower than their net book value.

As of June 30, 2006, the Group has performed a review of the events and circumstances that could have indicated that the value of some assets might be impaired. In particular, the Group performed this review for its investment in The Danone Springs of Eden, BV (HOD – Europe). In the light of the trend in the economic performance of this entity over the first half of 2006, the Group revised some of the assumptions that were used to perform the impairment review at the end of 2005, in particular the assumption relating to the perpetual growth rate. This revision has conducted the Group to record a € 130 million non-current charge in relation to its investment in The Danone Springs of Eden, BV. This charge was recorded under the line item “Net income (loss) of affiliates”, with a corresponding impact on the line items “Investments accounted for under the equity method” and “Other non-current liabilities” in the balance sheet.

5- Convertible bonds

In January 2006, the Group early repaid the balance of its convertible bonds, for a total amount of € 70 million.

6- Commitments relating to financial investments

As part of the creation of the company The Danone Springs of Eden BV, the Group has granted a put option and has been granted a call option on the 33.1% interest it does not already own, directly or indirectly. These options can be unconditionally exercised in 2008 and, when certain conditions are met, before 2008. The exercise price of these options is based on a valuation of the company that takes into account its economic performance and results. As of June 30, 2006, in the light of the economic performance of the entity over the first half of 2006, the Group’s commitment has been revised downward and amounted to approximately € 120 million.

In addition, the Group is committed to acquiring the shareholdings owned by third parties in some of the less than 100% owned subsidiaries and affiliates, should these third parties wish to exercise their put options. The acquisition price is generally based on the subsidiary or affiliate’s annual profitability. In the first half of 2006, some of these options were exercised, in particular a portion of the option granted to the minority shareholders of Danone Spain as well as the option granted to the minority shareholder of Danone Romania. As of June 30, 2006, the Group’s commitments in relation to these options amounted to € 2,594 million (€ 2,716 million as of December 31, 2005), of which € 2,548 million (€ 2,626 million as of December 31, 2005) are reflected as financial liabilities as they relate to subsidiaries. There was no significant new commitment contracted in the first half of 2006.

7- Earnings per share

The table below shows a reconciliation between earnings per share attributable to the Group and diluted earnings per share attributable to the Group:

	Net income attributable to the Group (in millions of euro)	Weighted average number of shares outstanding	Earnings per share attributable to the Group (in euro)	Earnings per share of continuing operations attributable to the Group (in euro)	Earnings per share of discontinued operations attributable to the Group (in euro)
Six months ended June 30, 2006
Before dilution	704	243,672,601	2.89	2.25	0.64
Convertible bonds	-	-	-	-	-
Stock options	-	1,844,196	(0.02)	(0.02)	-

After dilution	704	245,516,796	2.87	2.23	0.64

Six months ended June 30, 2005
Before dilution	346	247,582,125	1.40	1.30	0.10
Convertible bonds	5	5,232,564	(0.01)	(0.01)	-
Stock options	-	864,898	(0.01)	-	(0.01)

After dilution	351	253,679,587	1.38	1.29	0.09

8- Information on the statement of cash flows

Cash flows provided by operating activities

In the first half of 2006, the line item “Other flows with impact on cash” comprises the € 130 million contribution made to insurance companies in relation to one of the Group’s defined benefit pension plans, net of the interests received (approximately € 100 million) in relation to the loan granted to the holding company that acquired the Galbani cheese and cured meat activities.

Cash flows provided by investing activities

In the first half of 2006, cash flows from investing activities mainly resulted from the acquisitions and disposals described in Note 2, as well as from the repayment of the loan granted to the holding company that acquired Galbani. The repayment of this € 208 million loan is reflected on the line item “(Increase) decrease in long-term loans and other long-term assets”.

9- Segment information

9.1 – By activity

As of June 30, 2006	Fresh Dairy Products	Beverages	Biscuits	Total Divisions	Unallocated items	Total Group
(In millions of euro)
Net sales outside the Group	3,967	2,045	1,205	7,217	-	7,217
Trading operating income	573	263	162	998	(26)	972
Depreciation and amortization	110	83	39	232	9	241
Net income (loss) from affiliates	19	(97)	14	(64)	-	(64)
Capital expenditure	124	87	29	240	6	246
Cash flows provided by operations	498	277	146	921	31	952

As of June, 30 2005	Fresh Dairy Products	Beverages	Biscuits	Total Divisions	Unallocated items	Total Group
(In millions of euro)
Net sales outside the Group	3,504	1,772	1,161	6,437	-	6,437
Trading operating income	507	242	153	902	(45)	857
Depreciation and amortization	98	84	41	223	9	232
Net income (loss) from affiliates	27	(188)	29	(132)	-	(132)
Capital expenditure	116	87	21	224	4	228
Cash flows provided by operations	430	248	140	818	(1)	817

9.2- By geographic area

	As of June 30, 2006				As of June 30, 2005
(In millions of euro)	Europe	Asia	Rest of World	Total	Europe	Asia	Rest of World	Total
Net sales outside the Group	4,322	1,356	1,539	7,217	4,120	1,119	1,198	6,437
Trading operating income	687	132	179	998	639	126	137	902
Depreciation and amortization	(119)	13	42	(64)	15	29	(176)	(132)
Net income (loss) from affiliates	108	48	84	240	126	53	45	224
Capital expenditure	606	140	175	921	608	127	83	818

10- Post balance sheet events

In July 2006, Danone Asia, the subsidiary that holds the Group’s investments in Asia-Pacific, repurchased its own shares that were held by a minority shareholder for an amount of approximately € 70 million, bringing the Group’s shareholding in Danone Asia to 100%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: August 8, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer